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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Crane H. Kenney
Senior Vice President,
General Counsel and Secretary
Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
(321) 222-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

Edward D. Ricchiuto
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5859
Fax (212) 839-5599

CALCULATION OF FILING FEE

Transaction Valuation* $1,722,500,000.00	Amount of Filing Fee** $184,308.00

        *      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 53,000,000 shares of common stock at the maximum tender offer price of $32.50 per share.

        **    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

        ☒    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $184,308.00	Filing Party: Tribune Company
Form or Registration No.: Schedule TO	Date Filed: May 30, 2006

        ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        ☐     third party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☐     going private transaction subject to Rule 13e-3.

        ☐     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 3 ("Amendment No. 3") amends and supplements Amendment No. 2 filed with the Securities and Exchange Commission on June 6, 2006, Amendment No. 1 filed with the Securities and Exchange Commission on May 31, 2006 and the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed by Tribune Company, a Delaware corporation (the "Company"), on May 30, 2006, to purchase up to 53 million shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement, dated as of December 12, 1997, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price not greater than $32.50 nor less than $28.00 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the "Tender Offer").

        The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        The Offer to Purchase is hereby amended and supplemented as follows:

          (1)   All references in the Offer to Purchase to the "Credit Facilities Commitment Letter" will be replaced with "Amended and Restated Credit Facilities Commitment Letter" and all references to "a Credit Facilities Commitment Letter" will be replaced with "an Amended and Restated Credit Facilities Commitment Letter."

          (2)   In Section 2 of the Offer to Purchase, under the section "Other Plans.", and in Section 7 of the Offer to Purchase, the statement "up to $4.5 billion" will be replaced with the statement "up to $4.4 billion."

          (3)   In Section 9 of the Offer to Purchase, the first three paragraphs under the heading "Credit Facilities Commitment Letter" will be replaced with the following:

            "Amended and Restated Credit Facilities Commitment Letter. The following summary of the material terms of the Amended and Restated Credit Facilities Commitment Letter, dated as of June 6, 2006 (including the term sheet attached thereto as Exhibit A, the "Amended and Restated Credit Facilities Commitment Letter") from Merrill Lynch Capital Corporation ("Merrill Lynch"), Citigroup Global Markets Inc. ("CGMI") and J.P. Morgan Securities Inc. ("JPM"), as Joint Lead Arrangers, to the Company, is qualified in its entirety by the terms of the actual Amended and Restated Credit Facilities Commitment Letter, which is filed as exhibit (b)(2) to the Issuer Tender Offer Statement on Schedule TO. The following summary may not contain all of the information about the Amended and Restated Credit Facilities Commitment Letter that is important to you. We encourage you to read the Amended and Restated Credit Facilities Commitment Letter carefully and in its entirety.

            Merrill Lynch, CGMI and JPM have each committed, subject to the terms and conditions set forth in the Amended and Restated Credit Facilities Commitment Letter, to provide to the Company senior unsecured credit facilities in the aggregate amount of $4.4 billion (the "Credit Facilities"). The Credit Facilities will be used to finance the consummation of the Tender Offer to purchase the shares pursuant to the Purchase Agreements, to refinance certain existing indebtedness of the Company and to pay fees and expenses in connection with the Tender Offer and the Credit Facilities. The Credit Facilities will consist of (a) a $1.5 billion Term Loan Facility (the "Term Loan Facility"), a portion of which equal to $250 million will be available as a Delayed Draw Facility (the "Delayed Draw Facility"); (b) a $2.15 billion 364-Day Facility (the "364-Day Facility"), which is anticipated to be refinanced in full with senior notes; and (c) a $750 million Revolving Credit Facility (the "Revolving Credit Facility").

            The Term Loan Facility (a 5-year term facility), the 364-Day Facility (a 364-day facility) and the Revolving Credit Facility (a 5-year revolving facility) will all bear interest per annum at a variable rate equal to either LIBOR plus a margin of 75 basis points or the applicable base rate. Undrawn amounts under the Delayed Draw Facility and the Revolving Credit Facility will accrue a commitment fee at a per annum rate of 15 basis points. The LIBOR margin and the commitment fee will vary depending upon the ratings from time to time assigned to the Credit Facilities by Moody's Investor Services and Standard & Poor's."

          (4)   The second and third paragraphs of Section 17 of the Offer to Purchase will be replaced with the following:

            "The Co-Dealer Managers and J.P. Morgan Securities Inc. and their affiliates have provided, and may in the future provide, various investment banking and other services to us for which future services we would expect they would receive customary compensation from us. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Co-Dealer Managers and J.P. Morgan Securities Inc. and their affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

            Merrill Lynch Capital Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their affiliates have undertaken to provide financing for the Tender Offer subject to the terms and conditions of the Amended and Restated Credit Facilities Commitment Letter described in Section 9 hereof, and will receive customary fees in connection therewith."

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(5)(B)	Employee Benefits Question and Answer Guide, Stock Repurchase Program—June 2006, made available on June 8, 2006.
(a)(5)(C)	Press Release, dated June 8, 2006.
(b)(2)	Amended and Restated Credit Facilities Commitment Letter among Merrill Lynch Capital Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dated June 6, 2006.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2006	TRIBUNE COMPANY
	By:	/s/ CRANE H. KENNEY
		Name:	Crane H. Kenney
		Title:	Senior Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated May 30, 2006.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(F)	Press Release, dated May 30, 2006, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated May 30, 2006.
(a)(1)(G)*	Form of Summary Advertisement, dated May 30, 2006.
(a)(1)(H)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated May 30, 2006.
(a)(1)(I)*	Form of Letter From Tribune Company to Participants in its Retirement Plans, dated May 30, 2006.
(a)(1)(J)*	Transcript of Conference Call on May 30, 2006.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)**	Tribune Company Answers to Frequently Asked Questions on Major Share Repurchase, Financing and Plans to Improve Company Performance, made available to employees May 30, 2006.
(a)(5)(B)***	Employee Benefits Question and Answer Guide, Stock Repurchase Program—June 2006, made available on June 8, 2006.
(a)(5)(C)***	Press Release, dated June 8, 2006.
(b)*	Credit Facilities Commitment Letter between Tribune Company, Merrill Lynch Capital Corporation and Citigroup Global Markets Inc., dated May 26, 2006.
(b)(2)***	Amended and Restated Credit Facilities Commitment Letter among Merrill Lynch Capital Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dated June 6, 2006.
(d)(1)*	Stock Purchase Agreement between Tribune Company and Robert R. McCormick Tribune Foundation, dated May 26, 2006.
(d)(2)*	Stock Purchase Agreement between Tribune Company and the Cantigny Foundation, dated May 26, 2006.
(d)(3)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K dated December 12, 1997.
(d)(4)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K dated June 12, 2000.
(d)(5)	Tribune Company Supplemental Retirement Plan, as amended and restated January 1, 1989, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6 to Annual Report on Form 10-K as filed March 23, 1989.
(d)(6)	First Amendment to Tribune Company Supplemental Retirement Plan, effective January 1, 1994, incorporated by reference from Exhibit 10.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4b to Annual Report on Form 10-K as filed March 23, 1994.

(d)(7)	Second Amendment to Tribune Company Supplemental Retirement Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.1b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2b to Annual Report on Form 10-K as filed March 27, 2001.
(d)(8)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K dated December 22, 2005.
(d)(9)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(10)	Tribune Company Bonus Deferral Plan, as amended and restated as of January 1, 2005, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K dated December 22, 2005.
(d)(11)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(12)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(13)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(14)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated December 22, 2005.
(d)(15)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of January 1, 2004, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8 to Annual Report on Form 10-K as filed March 4, 2005.
(d)(16)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.
(d)(17)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.

(d)(18)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(19)	Tribune Company 1995 Nonemployee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(20)	Tribune Company 1996 Nonemployee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(21)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(22)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(23)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(24)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(25)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K dated August 8, 1997.
(d)(26)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K dated August 8, 1997.
(d)(27)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K dated September 3, 1999.
(d)(28)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(29)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002 incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K as filed March 12, 2003.

(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed on Schedule TO on May 30, 2006.

**
Previously filed on Amendment No. 1 to Schedule TO on May 31, 2006.

***
Filed herewith.

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INTRODUCTION
SIGNATURE
Exhibit Index